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                             August 24, 2021

       Ron Zwanziger
       Chief Executive Officer, Chairman and Director
       LumiraDx Limited
       c/o Ocorian Trust (Cayman) Limited
       PO Box 1350, Windward 3, Regatta Office Park
       Grand Cayman KY1-1108, Cayman Islands

                                                        Re: LumiraDx Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 20,
2021
                                                            File No. 333-257745

       Dear Mr. Zwanziger:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Statements, page 218

   1. As disclosed on page 7, we note that you have revised your Sponsor Agreement such that if fifty percent or
less of CAH common stock sold in CAH   s initial public offering is
                                                        redeemed, then the
sponsor shall retain its entitlement to one hundred percent of its CAH founder shares and LMDX
common shares to be issued upon conversion of the sponsor   s
                                                        founder shares, subject
to vesting conditions. Please explain any accounting implications of these vesting terms
and address the need to include any pro forma impact of the revised
                                                        Sponsor Agreement.
 Ron Zwanziger
LumiraDx Limited
August 24, 2021
Page 2

      You may contact Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-
551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameRon Zwanziger
                                                          Division of
Corporation Finance
Comapany NameLumiraDx Limited
                                                          Office of Life
Sciences
August 24, 2021 Page 2
cc:       Edwin M. O   Connor
FirstName LastName